SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 Amendment No. 3

Starbase Corporation (Name of Subject Company (issuer))

Galaxy Acquisition Corp. (Offeror) Borland Software Corporation (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

8549104 03
(CUSIP Number of Class of Securities)

Keith E. Gottfried, Esq. Senior Vice President – Law and Corporate Affairs, General Counsel, Corporate Secretary and Chief Legal Officer Borland Software Corporation
100 Enterprise Way Scotts Valley, CA 95066-3249
Tel: (831) 431-1000 Fax: (831) 431-4171
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.	Daniel E. Stoller, Esq.
David A. Lipkin, Esq.	Richard J. Grossman, Esq.
Cooley Godward LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Five Palo Alto Square	Four Times Square
3000 El Camino Real	New York, NY 10036
Palo Alto, CA 94306-2155	Tel: (212) 735-3000
Tel: (650) 843-5000	Fax: (212) 735-2000
Fax: (650) 849-7400

Calculation of Filing Fee

Transaction Valuation(1)	¦	Amount of Filing Fee(2)
$24,064,948	¦	$2,214

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $2.75 (i.e. the tender offer price) and (ii) 8,750,890, the maximum number of shares of Starbase common stock to be acquired in this tender offer and the merger (including 14,200 shares issuable upon exercise of Starbase stock options with a per share price equal to or less than the tender offer price).

(2)

Filing fee previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction valuation.

[  ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the Securities and Exchange Commission on October 11, 2002, relates to the offer by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Borland Software Corporation, a Delaware corporation (“Borland”), to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”) of Starbase Corporation, a Delaware corporation (“Starbase”), at a purchase price of $2.75 per Share (the “Offer”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, each dated October 11, 2002, of the Purchaser previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ITEMS 1-9 AND ITEM 11

On November 11, 2002, Borland issued a press release announcing that it has extended the expiration date of the Offer to 12:00 midnight, New York City time, on Friday, November 22, 2002. Borland announced that as of 12:00 midnight, New York City time, on Friday, November 8, 2002, the initial expiration date of the Offer, approximately 6,674,993 Shares (or approximately 76.3% of the shares outstanding) had been tendered in the Offer (including approximately 367,002 Shares tendered by notice of guaranteed delivery). In accordance with the merger agreement among Starbase, Borland and the Purchaser, the Offer is being extended in order to seek to obtain tenders of at least 90% of the outstanding Shares so that the merger of Starbase and Purchaser may be completed without a vote of Starbase stockholders under applicable law. A copy of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12

(a)(10)	Press Release issued by Borland Software Corporation on November 11, 2002

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GALAXY ACQUISITION CORP.

By:	/s/ KEITH E. GOTTFRIED

Name: Keith E. Gottfried
Title: Vice President

BORLAND SOFTWARE CORPORATION

By:	/s/ KEITH E. GOTTFRIED

Name: Keith E. Gottfried
Title: Senior Vice President, General Counsel, Corporate Secretary and Chief Legal Officer

Dated: November 12, 2002

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(10)	Press Release issued by Borland Software Corporation on November 11, 2002